UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ ME 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

CONSTITUTION OF DIGITAL EDUCATION JOINT VENTURE

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in the form and for the purpose of CVM Resolution No. 44/2021 (“CVM Resolution 44”), hereby informs its shareholders and the market in general, in continuity with the Notices to the Market published on October 27th, 2021 and February 8th, 2022, that on April 8th, 2022 the Company and Ânima Holding S.A. (“Ânima Educação”) formalized the creation of a joint venture in the digital education segment.

On this date, after the fulfillment of certain previous conditions (including the approval of the operation, with final judgment by the Administrative Council of Economic Defense – CADE), the corporate documents and commercial agreements were concluded to start the joint-venture operation, which will offer online qualification courses focused on lifelong learning and employability in areas such as Technology, Management, Business Administration and Tourism, offering to its customers personalized development paths, with up to date content that meets current job market demands, all through a digital education platform.

By associating Ânima Educação’s know-how in providing digital courses with Telefônica Brasil’s scale and distribution capacity, the joint venture aims to leverage the job market, contributing to the development and emancipation of its students.

São Paulo, April 08, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 8, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director